SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 17, 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following meetings will be held on the day of the results at Buchanan Communications 107 Cheapside EC2V.

Analysists at 10:15 am

Press at 11.30 am

Running simultaneously to the briefing at 10:15 am there will be a live webcast of the results presentation.

To connect to the webcast facilities please go to the following internet address approximately 10 mins (10.05 am) before the start of the briefing.

www.provalis.com

This presentation will also be available on the Provalis webcast later today.

For Immediate Release	17th September 2004

Provalis Plc

Placing

Provalis raises £2.6 million to help support US demand for in2it™

Provalis plc ("Provalis" or "the Company") (LSE: PRO; NASDAQ: PVLS), the Medical Diagnostics and Pharmaceuticals Group, has today raised £2.6 million (before expenses of £0.1 million) through a placing for cash of 33,066,000 new ordinary shares of 1 pence each (" New Ordinary Shares"), predominantly with institutional investors and at a placing price of 8p ("the Placing"). The Placing was undertaken to provide additional working capital for the Group to help satisfy the exceptional and unexpectedly high demand from US customers for its new "point of care" diabetes diagnostic product in2it™ A1c.

All five directors of Provalis plc, together with the three members of Provalis' Executive Management Committee who are not directors, have agreed to subscribe for an aggregate of 471,473 New Ordinary Shares. The directors of Provalis have agreed to subscribe as follows:

Director	Number of New Ordinary Shares purchased	Resulting interest in Ordinary Shares	% holding following purchase
Dr P L Gould	114,762	350,689	0.10
P E Bream	46,462	121,462	0.03
F A Harding	125,000	266,058	0.07
C H Soden	37,500	54,780	0.02
D P Bloxham	25,000	101,700	0.03

Commenting on the Placing and on unexpectedly high early demand for in2it™ Dr Phil Gould, Chief Executive Officer of Provalis plc, said: "The Company is delighted to announce such high levels of interest in in2it™ A1c, our new diabetes diagnostic product which was recently cleared for sale in the US by the FDA and granted CLIA waiver. To date we have received firm and indicative orders for in excess of 1,700 instruments for shipment before June 2005 and having an aggregate sales value in excess of $3.5 million. The new monies raised will help to ensure that we have sufficient supply capacity and working capital to satisfy increasing customer demand and take advantage of the significant growth potential of the product."

The New Ordinary Shares, which represent 9.99 per cent of the Company's issued share capital prior to the Placing, have been placed predominantly with institutional investors by Evolution Beeson Gregory at a placing price of 8 pence per New Ordinary Share. The Placing price represents a discount of 3 per cent. to the closing middle market price per ordinary share on 16 September 2004. The Placing was undertaken pursuant to a resolution of the shareholders at the Company's Annual General Meeting in October 2003 which approved the disapplication of shareholders' pre-emption rights and authorised the directors to issue ordinary shares for cash in relation to approximately 10 per cent. of the then issued share capital of the Company.

Application will be made for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange. The Placing is conditional, inter alia, on admission, which is expected to become effective on 23 September 2004. When issued, the New Ordinary Shares will rank pari passu in all respects with the existing ordinary shares. Following the Placing, Provalis will have a total of 363,726,929 ordinary shares in issue.

END

Provalis' Internet Website ; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc, Tel: 01244 833463
Mr Peter Bream, Finance Director, Provalis plc, Tel: 01244 833552
Mr Lee Greenbury, Company Secretary, Provalis plc, Tel: 01244 833402
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is a diversified healthcare group with two operating businesses:-

  Medical Diagnostics - develops medical diagnostic products for chronic disease management for sale to world markets. The business' principal products are currently Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively, with in2it™ A1c, the business' next generation diabetes management system, on schedule for supply to the US in autumn 2004.

  Pharmaceuticals - sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its own regionally managed sales force. The business' principal product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   September 17, 2004